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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                             Commission File Number: 001-13999


       (Check One)
       [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

                 For Period Ended:  March 31, 1999
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                 [ ]     Transition Report on Form 10-KSB
                 [ ]     Transition Report on Form 20-F
                 [ ]     Transition Report on Form 11-K
                 [ ]     Transition Report on Form 10-Q
                 [ ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Hitcom Corporation
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Full Name of Registrant

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Former Name if Applicable

700 North Second Street, Third Floor
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Address of Principal Executive Office (STREET AND NUMBER)

St. Louis, Missouri, 63102-2519
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company is not able to file the quarterly report on Form 10-QSB for the quarter ended March 31, 1999 within the time period prescribed for such report, as BDO Seidman LLP, the Company's independent accountant, has not been able to complete the annual audit and furnish their opinion for fiscal year December 31, 1998.

The Company engaged BDO Seidman LLP to become the Company's new principal accountant. This agreement included providing the services of an audit opinion on the Company's financial statements for the year ending December 31, 1998 and their consent to include the audit opinion in the Company's annual Form 10-KSB to be filed by March 31, 1999.

On March 30, 1999, BDO advised the Company that they could not complete the audit by the March 31, 1999 deadline and Hitcom accordingly filed the Form 12b-25. BDO was aware of extension deadline of April 15, 1999 for filing the 10-KSB and associated audit opinion on the financial statements. The Company fully expected BDO to comply with this schedule. On April 15, 1999, BDO advised Hitcom that they would not meet this deadline.

The Company believes the accountants inability to complete their work is due to their failure to allocate the necessary resources to complete the audit. The Company believes that the delay in completing the audit is not due to disagreements with the accountant on any matters of accounting principles, practices, financial statement disclosure, or auditing scope or procedure.

Based on current discussions with BDO Seidman LLP, the Company intends to file its form 10-KSB and 10-QSB by May 24, 1999.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John S. Nashmi                  416                 441-6720 ext104
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [ ] Yes  [X] No

          Form 10-KSB, annual report under section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998 was due on April 15, 1999

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


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                          Hitcom Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 17, 1999               By    /s/ John S. Nashmi
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                                        Chief Financial Officer and Corporate
                                        Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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